FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of December 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2002   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99.1	Press Release on December 6, 2002 Kerzner International Announces Sale of 2,000,000 Ordinary Shares Owned by Kersaf

Exhibit 99.1



FROM: Kerzner International Limited
                       The Bahamas
                       Contact: Omar Palacios
                       Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER INTERNATIONAL ANOUNCES SALE OF
2,000,000 ORDINARY SHARES OWNED BY KERSAF

PARADISE ISLAND, The Bahamas, December 6, 2002 – Kerzner International Limited (NYSE: KZL) (the "Company") today announced the sale of 2,000,000 Ordinary Shares of the Company owned by an affiliate of Kersaf Investments Limited ("Kersaf") pursuant to the terms of the previously announced restructuring agreements related to our majority shareholder dated July 2001.

The Company has a registration statement filed with the Securities and Exchange Commission that became effective on June 5, 2002 covering these Ordinary Shares, and will file a prospectus supplement to permit the sale of the Ordinary Shares. In accordance with a global settlement agreement entered into with Kersaf and other parties in November 2002, the Company will receive approximately $32.1 million of the selling shareholder's proceeds from the offering.

Bear, Stearns & Co. Inc. and Deutsche Bank Securities are acting as Joint Book-Running Managers of this offering. A copy of the prospectus supplement relating to the sale of the Ordinary Shares may be obtained from Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, NY 10179, (212) 272-2000.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

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